SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. ___________)*

Hims & Hers Health, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

433000 106

(CUSIP Number)

January 20, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP # 433000 106	Page 2 of 5

1	NAME OF REPORTING PERSONS Jack Abraham
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 24,205,808(1)
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 24,205,808(1)
	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,205,808 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	13.33%(2)
12	TYPE OF REPORTING PERSON	IN

(1)	Consists of (i) 254,023 shares of Class A Common Stock currently outstanding and 24,848 shares of restricted stock (A) issued in connection with the Issuer’s business combination and (B) representing one share of the Issuer’s Class A Common Stock outstanding subject to forfeiture conditions (“Earn-Out Stock”) held by Atomic Incentives, LLC (“Incentives”), (ii) 1,559 shares of Class A Common Stock issuable to Incentives upon exercise of certain other warrants exercisable within 60 days of January 20, 2021, (iii) 1,185,965 shares of Class A Common Stock currently outstanding and 116,011 shares of Earn-Out Stock held by Atomic Labs I, L.P. (“Labs I”), (iv) 7,280 shares of Class A Common Stock issuable to Labs I upon exercise of certain other warrants exercisable within 60 days of January 20, 2021, (v) 886,494 shares of Class A Common Stock currently outstanding and 86,717 shares of Earn-Out Stock held by Atomic Labs I-B, L.P. (“Labs I-B”), (vi) 5,442 shares of Class A Common Stock issuable to Labs I-B upon exercise of certain other warrants held within 60 days of January 20, 2021, (vii) 7,432,017 shares of Class A Common Stock currently outstanding and 727,004 shares of Earn-Out Stock held by F41 Investments LLC (“F41”), (viii) 45,626 shares of Class A Common Stock issuable to F41 upon exercise of certain other warrants exercisable within 60 days of January 20, 2021, (ix) 3,982,464 shares of Class A Common Stock currently outstanding and 389,567 shares of Earn-Out Stock held by The Jack Abraham 2020 Irrevocable Trust A (“Abraham Trust”), (x) 24,449 shares of Class A Common Stock issuable to Abraham Trust upon exercise of certain other warrants exercisable within 60 days of January 20, 2021, (xi) 653,593 shares of Class A Common Stock currently outstanding and 63,934 shares of Earn-Out Stock held by Jack Abraham, (xii) 4,012 shares of Class A Common Stock issuable to Mr. Abraham upon exercise of certain other warrants exercisable within 60 days of January 20, 2021, (xiii) 7,531,800 shares of Class A Common Stock currently outstanding and 736,765 shares of Earn-Out Stock held by Atomic Labs II, L.P. (“Labs II”) and (xiv) 46,238 shares of Class A Common Stock issuable to Labs II upon exercise of certain other warrants exercisable within 60 days of January 20, 2021. Mr. Abraham is the sole manager of Atomic Labs, LLC, which is the sole member of Incentives and, as such, may be deemed to hold voting and dispositive power with respect to the securities held by Incentives. Mr. Abraham is the sole managing member of Atomic Labs GP I, LLC, which is the general partner of Labs I and Labs I-B and, as such, may be deemed to hold voting and dispositive power with respect to the securities held by Labs I and Labs I-B. Mr. Abraham is the managing member of F41 and controls voting and dispositive power with respect to the securities held by F41. Mr. Abraham may be deemed to hold voting and dispositive power with respect to the securities held by Abraham Trust. Mr. Abraham is a managing member of Atomic GP II, LLC, which is the general partner of Labs II and, as such, may be deemed to hold voting and dispositive power with respect to the securities held by Labs II. The Reporting Person disclaims the existence of a "group" and disclaims beneficial ownership of such securities held by entities affiliated with him except to the extent of his indirect pecuniary interest therein, if any.

(2)	The percentage calculation is based on a total of 181,621,841 shares deemed to be outstanding, which includes the (i) 181,487,235 outstanding shares of Class A Common Stock, (ii) Incentive’s warrant to purchase 1,559 shares of Class A Common Stock, (iii) Labs I’s warrant to purchase 7,280 shares of Class A Common Stock, (iv) Labs I-B’s warrant to purchase 5,442 shares of Class A Common Stock, (v) F41’s warrant to purchase 45,626 shares of Class A Common Stock, (vi) Abraham Trust’s warrant to purchase 24,449 shares of Class A Common Stock, (vii) Jack Abraham’s warrant to purchase 4,012 shares of Class A Common Stock and (viii) Labs II’s warrant to purchase 46,238 shares of Class A Common Stock.

CUSIP # 433000 106	Page 3 of 5

ITEM 1(A).	NAME OF ISSUER

Hims & Hers Health, Inc. (the “Issuer”)

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

2269 Chestnut Street, #523, San Francisco, California 94123

ITEM 2(A).	NAME OF PERSONS FILING

Jack Abraham

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

c/o Atomic Labs, LLC

Building C, 1 Letterman Drive, Suite 3500
San Francisco, CA 94129

ITEM 2(C).	CITIZENSHIP

See Row 4 of cover page for the Reporting Person

ITEM 2(D).	TITLE OF CLASS OF SECURITIES

Class A Common Stock, par value $0.0001 (“Class A Common Stock”)

ITEM 2(D)	CUSIP NUMBER

433000 106

ITEM 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

ITEM 4.	OWNERSHIP

The following information with respect to the ownership of the Class A Common Stock of the Issuer by the person filing this Statement is provided as of January 20, 2021:

CUSIP # 433000 106	Page 4 of 5

(a)           Amount beneficially owned:

See Row 9 of cover page for the Reporting Person.

(b)           Percent of Class:

See Row 11 of cover page for the Reporting Person.

(c)           Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Row 5 of cover page for the Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for the Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for the Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page for the Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON. Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP. Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP. Not applicable

ITEM 10.	CERTIFICATION.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP # 433000 106	Page 5 of 5

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 1, 2021

JACK ABRAHAM

By:	/s/ Jack Abraham
Name:	Jack Abraham